September 6, 2024

Via EDGAR

Ms. Rucha Pandit

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3628

Re:	Guardian Pharmacy Services, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed August 22, 2024
File No. 333-274847

Dear Ms. Pandit:

On behalf of our client, Guardian Pharmacy Services, Inc. (the “Company”), this letter responds to comments of the Staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) contained in the letter from the Staff dated September 3, 2024 (the “Comment Letter”) in regard to the above-referenced Amendment No. 1 (“Amendment No. 1”) to the Registration Statement on Form S-1 (the “Registration Statement”). All defined terms in this letter have the same meanings as given to them in the Amendment No. 1 unless otherwise indicated.

The Company’s responses to the comments presented in the Comment Letter are set forth below. The text of the applicable comment precedes each of the Company’s responses. As representatives of the Company discussed telephonically with members of the Staff on September 5, 2024, we have attached as exhibits to this letter certain revised disclosures that the Company proposes to include in Amendment No. 2 (“Amendment No. 2”) to the Registration Statement (in redline format, marked against Amendment No. 1, with deletions indicated by strikethrough and in red font, and additions indicated by underlining and in blue font) in response to the Comment Letter. The Company is seeking confirmation from the Staff that, in accordance with the telephone discussions, including these proposed revisions in Amendment No. 2 will satisfactorily address the Staff’s comments in the Comment Letter.

Amendment No. 1 to Registration Statement on Form S-1

Corporate Reorganization, page 47

1.	Please revise your organizational chart to depict the percentage ownership held by each of your Class A and Class B Stockholders.

Response: In response to the Staff’s comment, the Company confirms that it will revise the organizational chart on page 48 in Amendment No. 2 to specify the percentage ownership to be held by the Company’s Class A stockholders and Class B stockholders after giving effect to the Corporate Reorganization and the offering.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations for the Three and Six Months Ended June 30, 2023 and 2024, page 60

2.

Where you attribute material fluctuations in your results of operations to multiple factors, please quantify each factor cited. In this regard, you attribute organic growth and acquisitions to the increase in revenues, cost of goods sold, and selling, general, and administrative expenses. Refer to Item 303(b) of Regulation S-K.

Response: In response to the Staff’s comment, the Company proposes to revise its disclosures on pages 60 and 61 as set forth on Exhibit A hereto to quantify, to the extent such information is available to the Company, each material factor cited.

Notes to the Unaudited Interim Consolidated Financial Statements

2. Acquisitions, page F-37

3.

Please disclose the information required under ASC 805-10-50-3 including the amounts of revenue and earnings of the acquirees since the acquisition date, supplemental pro forma information, and acquisition related costs.

Response: The Company respectfully advises the Staff that, and as discussed in the telephone conference on September 5, 2024, the Company had considered the requirements of ASC 805-10-50-3 and had determined that the Acquisitions were not material, individually or in the aggregate, for purposes of ASC 805-10-50-3. Accordingly, the Company determined that it was not required to disclose the information required by ASC 805-10-50-3.

Nevertheless, in response to the Staff’s comment, and in order to provide clearer and more meaningful disclosure to investors, in addition to the additional disclosure proposed to be included in response to Comment 2 above, the Company proposes to revise its disclosure on page F-37 and F-38 to quantify the impact of the Acquisitions on the Company’s revenue during the most recently completed interim period, and to confirm the immateriality of supplemental pro forma financial information related thereto, all as set forth on Exhibit B hereto.

*  *  *  *  *  *  *

On behalf of the Company, we respectfully request confirmation that the proposed revisions will address the comments in the Comment Letter. If you have any questions regarding the foregoing, please do not hesitate to contact me at 404.581.8573, or by email at mlhanson@jonesday.com.

Very truly yours,

/s/ Mark L. Hanson, Esq.

cc:	Keira Nakada

Angela Lumley

David Morris, Chief Financial Officer, Guardian Pharmacy Services, Inc.

Anna T. Pinedo, Esq., Mayer Brown LLP

Justin W. McKithen, Esq., Jones Day

Exhibit A

Proposed Revised Disclosure – Comment 2

Exhibit B

Proposed Revised Disclosure – Comment 3